66 locations. 52 communities. 4 states.
WE GROW BETTER TOGETHER

Photo: Southern Bank, Trenton, Missouri



2023 ANNUAL REPORT

Financial Summary

	2023	2022	CHANGE (%)
EARNINGS (dollars in thousands)			
Net interest income	$ 126,745	$ 103,567	22.4
Provision for credit losses	17,061	1,487	1047.3
Noninterest income	26,204	21,203	23.6
Noninterest expense	86,425	63,379	36.4
Income taxes	10,226	12,735	-19.7
Net income	39,237	47,169	-16.8
PER COMMON SHARE			
Net income:			
Basic	$ 3.86	$ 5.22	-26.1
Diluted	3.85	5.21	-26.1
Closing market price	38.45	45.26	-15.0
Cash dividends declared	0.84	0.80	5.0
AT YEAR-END (dollars in thousands)			
Total assets	$ 4,360,211	$ 3,214,782	35.6
Loans, net of allowance	3,571,078	2,686,198	32.9
Reserves as a percent of nonperforming loans	625 %	806 %	
Deposits	$ 3,725,540	$ 2,815,075	32.3
Stockholder's equity	446,058	320,772	39.1
FINANCIAL RATIOS			
Return on average shareholder equity	10.39 %	15.44 %	
Return on average assets	1.03	1.59	
Net interest margin	3.54	3.72	
Efficiency ratio	56.51	50.80	
Allowance for credit losses to loans	1.32	1.22	
Equity to average assets at year-end	11.70	10.82	
OTHER DATA[1]			
Common shares outstanding	11,330,462	9,227,111	
Common shares outstanding for book value calculation[2]	11,279,952	9,187,881	
Average common and dilutive shares outstanding	10,141,799	9,011,144	
Common stockholders record	482	287	
Full-time equivalent employees	676	535	
Assets per employee (in thousands)	$ 6,450	$ 6,009	
Banking offices	66	51	



DILUTED EARNINGS PER SHARE



CASH DIVIDENDS PER SHARE



BOOK VALUE PER SHARE

(1) Other data is as of year-end, except for average shares.

(2) Excludes unvested restricted stock award shares.

DEAR SHAREHOLDER,

In fiscal 2023, Southern Missouri Bancorp completed a significant merger which enabled the Company to enter a new metro market and accomplish balance sheet changes favorable in the current environment; continued a strong pace of organic growth; maintained excellent credit quality; and continued to build long-term shareholder value. While core earnings remained solid, earnings did take a step back, primarily due to one-time charges related to the merger. In addition, we also faced headwinds on net interest margin in the rising rate environment, which impacted earnings compared to prior years' results which included Paycheck Protection Program (PPP) fees.

Southern Missouri Bancorp, Inc. (the "Company" or "SMBC"), reported net income of $39.2 million for fiscal 2023, a decrease of $7.9 million, or 16.8%, as compared to the prior fiscal year, and representing earnings per fully-diluted share of $3.85, down from $5.21 in the prior fiscal year. Noninterest expense and provision for credit losses (PCL) both increased, due in part to the merger with Citizens Bancshares and its subsidiary, Citizens Bank & Trust (collectively, "Citizens"). Net interest income was higher on increased average earning assets, but was partially offset by a decline in the net interest margin. Noninterest income grew, helped by the merger, but was somewhat offset by slowing secondary market sales of residential loans. Our return on average common equity was 10.4%, and our return on average assets was 1.03% for fiscal 2023, as compared to 15.4% and 1.59%, respectively, for fiscal 2022.

The after-tax impact of the "Day 1" PCL and nonrecurring noninterest expense attributable to the Citizens merger was estimated to have reduced diluted EPS by $0.95.



RETURN ON COMMON EQUITY DECLINED, PRIMARILY DUE TO MERGER-RELATED CHARGES. DECLINING PPP FEE RECOGNITION CONTRIBUTED TO THE DECLINE IN PROFITABILITY, AS WELL.

Peer [1] banks' figures are based on their twelve months ended December 31, 2022.

Return on Average Common Equity

The Company reported strong asset growth of $1.1 billion. Net loan growth was $884.9 million, or 32.9%, including $447.4 million in loans acquired in the Citizens merger, at fair value as of the January merger date. Inclusive of the merger, the loan portfolio showed fiscal year-to-date increases in residential and commercial real estate loans, drawn construction loan balances, commercial loans, and a modest contribution from consumer loans.

Deposits increased $910.5 million, or 32.3%, with the Citizens merger contributing $851.1 million at the merger date. In total, deposit growth reflected an increase in certificates of deposit, interest-bearing transaction accounts, money market deposit accounts, and noninterest bearing transaction accounts. The increase was inclusive of a $105.3 million increase in public unit funds, and a $136.7 million increase in brokered deposits. Competition for deposits increased notably in the second half of the fiscal year, and depositors exhibited a shift in product preferences, locking in higher rates available on certificates of deposit.

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[1] Peer data is based on the median year-end figures (December) reported by S&P Global Market Intelligence for publicly-traded commercial banks and thrifts with assets of $1 billion to $5 billion as of December 31, 2022, headquartered in Missouri, Arkansas, Illinois, Indiana, Iowa, Kansas, Kentucky, Nebraska, Oklahoma, and Tennessee. SMBC data is as of fiscal year-end (June).

LONG-TERM GROWTH IN LOANS, DEPOSITS, AND TOTAL ASSETS

Loan growth remained strong on an organic basis, and was roughly doubled by the merger; deposit growth was more challenging in the second half of the fiscal year, and the increase included brokered funding.



Total Assets
(Dollars in millions)

2019	2020	2021	2022	2023
$2,214	$2,542	$2,701	$3,215	$4,360



Total Loans
net of allowance for loan losses
(Dollars in millions)

2019	2020	2021	2022	2023
$1,846	$2,142	$2,200	$2,686	$3,571



Total Deposits
(Dollars in millions)

2019	2020	2021	2022	2023
$1,894	$2,185	$2,331	$2,815	$3,726

Our PCL was $17.1 million in fiscal 2023, as compared to a PCL of $1.5 million in fiscal 2022. Increased provisioning was attributable in part to the Citizens merger, which resulted in a PCL addition of $7.0 million for loan balances and off-balance sheet credit exposure at the time of the merger. Additionally, strong organic loan growth required provisioning on our larger loan portfolio balance, and we also saw a ten basis point increase in our allowance for credit loss (ACL) as a percentage of loans outstanding, to 1.32% at June 30, 2023.

The Company reported nonperforming assets (NPAs) of $11.3 million, or 0.26% of total assets, at June 30, 2023, as compared to $6.3 million, or 0.20% of total assets, at the previous fiscal year end. Nonperforming loans (NPLs) were 0.21% of gross loans at June 30, 2023, as compared to 0.15%, at the prior fiscal year end. The Company's NPAs and NPLs increased primarily as a result of the Citizens merger, combined with a modest increase in legacy NPLs. Net charge-offs for fiscal 2023 increased to 0.02% of average loans outstanding, from less than one basis point in fiscal 2022, but remained at a very low level historically for both our institution and compared to peers.

ASSET QUALITY REMAINED STRONG

A modest increase in non-performing asset levels was attributable to the merger.

Non-performing Assets Ratio



Net interest income was up 22.4%, as our average earning asset balances increased by 28.5%, while net interest margin decreased from 3.72% in fiscal 2022 to 3.54% in fiscal 2023. Average earning asset balance growth was due mostly to loan growth, including loan growth resulting from the Citizens merger, but investment securities balances also increased significantly, primarily as a result of the Citizens merger. Acquired securities were marked to market values at the acquisition date and provided a higher yield than our existing portfolio as a result. Average cash balances declined.

As part of the federal government's efforts to incentivize employment during the COVID pandemic, loans originated under the PPP included relatively large origination fees which would be recognized over the life of the loan. In fiscal 2021, we began receiving forgiveness payments on these loans, triggering accelerated accretion of the deferred income. Accelerated accretion increased interest income by $3.4 million in fiscal 2021 and $3.3 million in fiscal

2022, but dropped off to an immaterial amount in fiscal 2023. This had the effect of increasing our net interest margin by 14 basis points in fiscal 2021, twelve basis points in fiscal 2022, and less than one basis point in fiscal 2023. Purchase accounting benefits realized on acquired loan and deposit portfolios increased in fiscal 2023, with most of the benefit coming in the second half of the fiscal year as we saw the results of the Citizens merger. In total, these benefits increased net interest income (pre-tax) by $4.0 million in fiscal 2023, as compared to $1.8 million in fiscal 2022. These benefits contributed 11 basis points to net interest margin in fiscal 2023, as compared to seven basis points in fiscal 2022.

Noninterest income increased 23.6%, as increases in deposit service charges, bank card interchange income, income on non-deposit investment products, loan fees, and loan servicing fees were partially offset by a decrease in gains on sale of residential loans originated for sale into the secondary market.

Noninterest expense increased 36.4%, with $4.9 million – more than a fifth of the increase – attributable to one-time charges related to the Citizens merger. In total, the increase was attributable to compensation and benefits, legal and professional fees, occupancy expenses, data processing expenses, amortization of intangibles, deposit insurance premiums, and other noninterest expenses. The Company's efficiency ratio deteriorated from the very strong performance of the prior two fiscal years, in part due to charges recognized on the Citizens merger, and also due to the decline in margin, some of which was attributable to the decline in net interest income from reduced PPP revenues noted earlier.



EFFICIENCY REMAINS SUPERIOR, BUT WEAKENED COMPARED TO THE TWO IMMEDIATELY PRIOR YEARS

The Company's M&A activity contributed to deterioration, while the prior two years' results were unusually strong, due in part to PPP income in the prior years.

Efficiency Ratio

Book value per common share as of June 30, 2023, was $39.54, an increase of 13.3% from June 30, 2022. Tangible book value per common share, a non-GAAP measure, improved by a smaller 4.2%, to $32.34, at June 30, 2023, as we recorded intangibles resulting from the Citizens merger. A modest increase in our accumulated other comprehensive loss (AOCL, which primarily represents the unrealized losses, net of tax, on the available-for-sale securities portfolio) offset growth in book value by about one percentage point. Our closing stock price at June 30, 2023, was $38.45, a decrease of 15.0% from a year earlier, as banking industry stocks remained out of favor. Over that same period, the S&P Broad Market Index (BMI) for US Banks reported a decrease of 7.6%, while the S&P 500 increased 17.6%. Our total shareholder return over the five years ended June 30, 2023, assuming dividends had been reinvested, has been 7.8%. Over that same time period, the S&P BMI for US Banks has returned 3.2%, and the S&P 500 has returned 78.7%. Small caps underperformed the S&P 500 over both the last one-year and five-year periods.

During fiscal 2023, the Company's equity grew a bit faster than our total assets, but tangible equity grew by a reduced amount due to intangibles created through the Citizens merger. Our ratio of tangible common equity to tangible assets (TCE/TA) ended the year at 8.53%, down 44 basis points from 8.97% a year earlier. The modest increase in AOCL was responsible for nine basis points of the reduction in TCE/TA. Our consolidated leverage ratio, which excludes the impact of AOCL, was down from 10.41% to 9.95% over the course of the fiscal year, while risk-weighted capital ratios were lower by 90 to 106 basis points, reflecting the shift in our assets to loan types that do not receive discounted risk-weighting.

The Company did not pursue repurchase activity during the fiscal year, as capital was utilized to support growth through merger and organic growth. Under the current repurchase plan, approximately 306,000 shares remain available for repurchase, but management expects to prioritize an increase in capital ratios before it would pursue repurchase activity. Dividends paid during fiscal 2023 represented a 2.2% return on our closing stock price on the final day of the fiscal year, and a 1.8% return on our average closing stock price for fiscal 2023. In July 2023, the board maintained our quarterly dividends at a level of $0.21 per share.

Our focus for much of fiscal 2023 was the strategically significant merger with Citizens, adding the Kansas City and St. Joseph, Missouri, metro areas to our footprint, as well as a number of county seat markets in the north and northwest portion of Missouri. The merger added trust and employee benefit services that we look forward to expanding to legacy markets. Finally, Citizens' strong deposit base and asset-sensitive balance sheet was a well-timed addition in the current environment.

In fiscal 2024, we'll keep our eyes open to new opportunities, but would expect to prioritize maintenance of asset quality, improvement in our capital levels and liquidity, as well as improvements in operating effectiveness and efficiency.

We've worked in recent quarters to prioritize our relationships with those customers with whom we have a full banking relationship ahead of those that might only offer the potential to add loan growth. While we've never wanted to sacrifice credit quality to achieve loan growth, we have been willing at times to originate loans without a meaningful deposit relationship. In today's environment, we have to make sure we're taking care of our core customers first. We expect to continue to see challenges for deposit growth and on our cost of funds, and we expect continued margin pressure over the course of the new fiscal year.

We've absorbed larger increases in noninterest expense in recent periods as we've seen increased competition for personnel, and higher costs to meet customer needs through investment in technology. While attention was focused for much of fiscal 2023 on the Citizens merger, we want to concentrate in the new fiscal year on effective, efficient customer service.

Finally, we'll remain focused as always on origination of loans with strong credit quality and timely identification of any credits that exhibit weakness, allowing us to quickly move to both serve our borrowers well and mitigate losses.

Our ultimate objective is always long-term growth in shareholder value, and we believe we do that best when we focus our team of talented bankers on taking care of our customers and our communities. We're appreciative of our hundreds of team members who carry out that mission every day in dozens of communities, through thousands of interactions with customers who have placed their trust in our organization. We're thankful for the opportunity to serve those customers, and we're thankful for the ongoing support of our shareholders who invest in our Company, our communities, and our team.

All things considered, fiscal 2023 was a great year for Southern Missouri, in spite of industry turbulence and a challenging environment. We continued to grow organically, improved our deposit base, completed one of the most significant mergers in our Company's history, and maintained strong core profitability and excellent credit quality. I look forward to meeting the challenges of the year ahead, and continuing to make improvements in how we serve our customers and communities.

Sincerely,



Greg Steffens
Chairman of the Board and Chief Executive Officer
Southern Missouri Bancorp, Inc.



PLEASE JOIN US

at our 2023 Annual Meeting, where shareholders will hear
management review this year's performance in detail.

ANNUAL MEETING

Monday, October 30, 2023 at 9:00 AM
to be held at our headquarters facility, located at:
2991 Oak Grove Road
Poplar Bluff, Missouri

Directors

GREG A. STEFFENS
Chairman and CEO,
Southern Missouri Bancorp, Inc.

CHARLES R. LOVE
Certified Public Accountant,
Kraft, Miles & Tatum

DANIEL L. JONES
Market Chairman, Southern Bank
Former Founder, Chairman, and CEO,
FortuneBank and Fortune Financial Corp.

L. DOUGLAS BAGBY
Vice-Chairman of the Board;
Retired City Manager, City of Poplar Bluff

DENNIS C. ROBISON
President,
Robison Farms, Inc.

DAVID L. MCCLAIN
Agency Owner
State Farm Insurance

SAMMY A. SCHALK
President,
Gamblin Lumber Company

DAVID J. TOOLEY
Retired President and CEO,
Metropolitan National Bank

WILLIAM E. YOUNG
Retired President
Citizens Bank & Trust Co.

REBECCA M. BROOKS
Financial Manager,
McLane Transport

TODD E. HENSLEY
Investor/Former Chairman,
Peoples Bank of the Ozarks

Executive Officers

GREG A. STEFFENS
Chairman
Chief Executive Officer

MATTHEW T. FUNKE
President
Chief Administrative Officer

KIMBERLY A. CAPPS
Executive Vice President
Chief Operations Officer

JUSTIN G. COX
Executive Vice President
Regional President

MARK HECKER
Executive Vice President
Chief Credit Officer

RICK A. WINDES
Executive Vice President
Chief Lending Officer

BRETT A. DORTON
Executive Vice President
Chief Strategies Officer

LANCE K. GREUNKE
Executive Vice President
Chief Risk Officer

STEFAN CHKAUTOVICH
Executive Vice President
Chief Financial Officer



Southern Missouri Bancorp, Inc.

offers community banking services in Missouri, Arkansas, Illinois, and Kansas
through its single bank subsidiary, Southern Bank. Southern Bank is...

ACCESSIBLE   Southern Bank is always accessible through our branches, website, mobile
applications, ATMs and ITMs.

DYNAMIC   We are charismatic and progressive. We grow and adapt to meet the ever-
changing needs of our customers and communities.

INNOVATIVE   We are unconventional pioneers. We offer cutting edge products to help our
customers put their hard-earned money to work.

COMPETITIVE   We are as ambitious and driven as the people we serve. We offer the same
quality products of mega bank chains without losing personal service or
outsourcing decisions.

ROOTED   Our culture is rooted in more than 130 years of impeccable customer
service, superior products, and philanthropy.

INVOLVED   We believe that our personal investment in the lives of our customers and in
the communities we serve is just as important as our financial investments.

Southern Missouri Bancorp, Inc.

2991 Oak Grove Road | Poplar Bluff, Missouri 63901

(573) 778-1800

www.bankwithsouthern.com

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Investor Relations Contact

Lorna Brannum

bancorp@bankwithsouthern.com





"Love the hometown hospitality and professionalism alongside the convenience."

"Very helpful"

"Great bank with a small town feel. They know your name when you come, are always ready to help, very friendly and professional."

"Highly recommend!"





"I have been a customer of Southern Bank for over 15 years now and would recommend them to anyone for banking needs!"

"The best bank, it's great walk in or drive through and they know you by your first name . Always treated with respect!"



"Best bank in town!"



"Always willing to explain the specifics with my accounts & have some of the friendliest employees. Highly recommend!"

Southern Missouri Bancorp, Inc. | 2991 Oak Grove Road | Poplar Bluff, MO 63901 | (573) 778-1800